UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Jaguar Mining Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

47009M400
(CUSIP Number)

May 5, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 17 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Revere Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 110,000*
7. Sole Dispositive Power 0
8. Shared Dispositive Power 110,000*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 110,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1%*
12.	Type of Reporting Person (See Instructions) HC

* See Item 4.

1.	Names of Reporting Persons. Revere Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 110,000*
7. Sole Dispositive Power 0
8. Shared Dispositive Power 110,000*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 110,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1%*
12.	Type of Reporting Person (See Instructions) PN

* See Item 4.

1.	Names of Reporting Persons. Carmine Di Palo
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially by Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 110,000*
7. Sole Dispositive Power 0
8. Shared Dispositive Power 110,000*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 110,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1%*
12.	Type of Reporting Person (See Instructions) HC

* See Item 4.

Item 1(a).  Name of Issuer:

The name of the issuer is Jaguar Mining Inc. (the "Issuer").

Item 1(b).  Address of Issuer’s Principal Executive Offices:

The address of the issuer’s principal executive offices is 67 Yonge Street, Suite 1203, Toronto, Ontario, Canada M5E 1J8.

Item 2(a).  Name of Person Filing:

This Schedule 13G/A is filed by the persons set forth below:

(a)  Revere Partners LLC (formerly Revere Partners Investment Adviser LLC, “Revere Partners”);
(b)  Revere Capital Partners, LP (the “Fund”); and
(c)  Carmine Di Palo.

Item 2(b).  Address of Principal Business Office or, if none, Residence:

The address of the principal business office for each reporting person is 4601 College Boulevard, Suite 221, Leawood, Kansas, 66211.

Item 2(c).  Citizenship:

The Fund is a Delaware limited partnership. Revere Partners is a Delaware limited liability company.  Carmine Di Palo is a citizen of the United States.

Item 2(d).  Title of Class of Securities:

Common Stock, no par value (the "Shares")

Item 2(e).  CUSIP Number:

47009M400

Item 3.   If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);(1)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

(1) Revere Partners LLC and Carmine Di Palo.

Item 4.   Ownership.

As of May 5, 2014:

(a)  Amount beneficially owned:

The Fund directly beneficially owns 110,000 Shares.

Carmine Di Palo is the general partner of the Fund, and may be deemed, therefore, to share beneficial ownership of the 110,000 Shares owned directly by the Fund.

Revere Partners LLC has been granted voting and dispositive power with regard to the 110,000 Shares directly owned by the Fund and may be deemed, therefore, to share beneficial ownership of such shares.

(b) Percent of class: 0.1% (all Reporting Persons), based on 111,106,262 Shares outstanding, as reported by the Issuer in its Material Change Report on Form 51-102F3, filed May 2, 2014.

(c)  Number of Shares as to which such person has:

(ii) Shared power to vote or to direct the vote:

The Fund, Revere Partners and Carmine Di Palo may be deemed to have shared power to vote or to direct the vote of 110,000 Shares held directly by the Fund.

(iv) Shared power to dispose or to direct the disposition of:

The Fund, Revere Partners and Carmine Di Palo may be deemed to have shared power to dispose or to direct the disposition of 110,000 Shares held directly by the Fund.

Item 5.   Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than 5 percent of the class of securities, check the following ☒.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.   Identification and Classification of Members of the Group.

See Exhibit A, filed herewith.

Item 9.   Notice of Dissolution of Group.

Not applicable.

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

Exhibits
A*	Identification of Reporting Persons
B	Joint Filing Agreement dated October 15, 2013 (incorporated by reference to Exhibit B to the Reporting Persons' Schedule 13D/A filed October 15, 2013)
*Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 5, 2014

REVERE PARTNERS LLC

	By:	/s/ Carmine Di Palo
Carmine Di Palo, its General Partner

REVERE CAPITAL PARTNERS, LP

By:	Carmine Di Palo, its General Partner

	By:	/s/ Carmine Di Palo
Carmine Di Palo, its General Partner

s/ Carmine Di Palo
Carmine Di Palo

EXHIBIT INDEX

Exhibit No.	Title

A*	Identification of Reporting Persons
B	Joint Filing Agreement dated October 15, 2013 (incorporated by reference to Exhibit B to the Reporting Persons' Schedule 13D/A filed October 15, 2013)
* Filed herewith

EXHIBIT A

IDENTIFICATION OF REPORTING PERSONS

Identification of Reporting Persons:

Revere Partners LLC (formerly Revere Partners Investment Adviser, LLC)
Revere Capital Partners LP
Carmine Di Palo

Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or any other purpose: (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer; or (ii) a member of any group with respect to the issuer or any securities of the issuer.